PLYMOUTH ROCK TECHNOLOGIES FORMS STRATEGIC ALLIANCE WITH HUMMINGBIRD DRONES TO FIGHT WILDFIRE THREATS

Plymouth, Massachusetts - July 16, 2020 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting-edge threat detection technologies, is pleased to announce a strategic alliance with Hummingbird Drones ("Hummingbird")  fire AI. (Artificial Intelligence) for wildfire analysis from PRT's fleet of drones.

Fire AI. is a division of Hummingbird Drones, an infrared service provider in Canada, and has been used as their in-house hotspot detection platform for wildfires for the past three years.

"Live actionable data is precisely what the PRT unmanned aviation platforms were designed to deliver," stated Carl Cagliarini, Chief Strategy Officer of PRT. "This partnership is a further step in our mission centric focus. To date, commercially adapted Drones have used Wi-Fi frequencies with a limited range, usually under 2-3 miles. The X1 has both short-range capabilities, along with an optional military-grade system that enables high bandwidth data feeds up to 60 miles. These capabilities combined with best in class artificial intelligence applications such as fire AI. will deliver essential data when moments matter".

In the pursuit of providing the highest quality of intelligence, Hummingbird developed a wildfire-focused, data analytics software known as fire AI.. Bringing fire AI. to the public provides the global community with the highest quality of wildfire data analytics. Maximizing the potential of infrared data sets, fire AI. specializes in high resolution hotspot maps, providing precise locational data for fire crews in pursuit of heat.  These aerial maps provide fire managers with higher levels of confidence and fire crews with more effective, accurate data to extinguish and efficiently reallocate resources.

"We believe that the analytic capability of fire AI. combined with the overall capabilities of the Plymouth Rock UAS platform will prove itself as a formidable tool", stated Robert Atwood CEO and Founder at Hummingbird Drones Inc.

Due to the vast data analysis combined with data download constraints of almost all UAS platforms, fire AI. is currently a post-processing service, where the ground is scanned and footage data is removed from the drone and uploaded to the fire AI. portal, which after process delivers fast data analytics results , to the fire management authorities. This service has been an invaluable tool in helping incident commanders and fire crews tackle blazes more effectively. The incorporation of the fire AI. into the X1 and XV platform will involve using this tried and tested method, whilst also utilizing PRT's high speed VPN data capabilities that will enable a connection directly to fire AI. servers to get analytics to the fire fighters as close to real time as possible.

The fire AI. capability will be a standard configuration on all firefighting X1 and XV platforms for immediate benefit. This will include PRT assets deployed within the USA and Australia.

About Hummingbird Drones Inc.

Hummingbird Drones™ was founded in 2014 by then students and Initial Attack wildfire fighters Robert Atwood and Richard Sullivan. Seeing the untapped potential of drones to affect the way wildfire suppression efforts were conducted, they sought to make it a reality.

In 2015, after a year of product development and beta testing, Hummingbird™ was engaged for a trial by the BC Wildfire Service. Since then, Hummingbird™ has worked across western Canada, providing data and intelligence to support a variety of fire-line operations.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defense and space systems.

The Company is developing the next generation of threat detection solutions, The PRT X1 is a purpose built multirotor Unmanned Aircraft System (UAS). The unit contains an integrated sensor package that combines Thermal detection with 4K HD real-time Air-to-ground streaming. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both Airborne and land-based, will scan for threat items at greater “stand-off” distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock's other core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (2) A compact microwave radar system for scanning shoe's ("Shoe-Scanner").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward looking information reflects management’s current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “predicts”, “intends”, “targets”, “AI.ms”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward – looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.